Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

May 10, 2018

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 14, 2018

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2018 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Thursday, June 14, 2018, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

(1)	To re-elect each of (a) Mr. Yuval Cohen, (b) Mr. Eli Blatt and (c) Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified;

(2)	To re-elect Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law (5759-1999), or the Companies Law;

(3)	To elect Mr. Yehoshua (Shuki) Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our 2019 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation;

(5)	To approve the terms of the annual cash compensation of the non-employee directors of the Company; and

(6)	To approve an annual grant of options to purchase ordinary shares of the Company and restricted share units to each of the non-employee directors of the Company.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2018, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which are described in the Proxy Statement to be provided by the Company.

Shareholders of record at the close of business on Monday, May 14, 2018 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined in the Proxy Statement to be delivered in advance of the Meeting) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as to be described in the Proxy Statement ) (other than a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2018 Annual General Meeting of Shareholders and the Proxy Statement, please mark, date, sign and mail the enclosed proxy card or voting instruction form as promptly as possible in the enclosed stamped envelope, or please follow the instructions for voting sent to you electronically. If mailing in your proxy to our transfer agent in the enclosed envelope or providing voting instructions via a physical voting instruction form, online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Wednesday, June 13, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and in the enclosed proxy card or voting instruction information being sent to you. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, May 20, 2018, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors